File No. 333-44677
                                                            Rule 424(b)(3)


                            Key Energy Services, Inc.
                 Supplement to Prospectus dated February 6, 1998


Jeffries & Company, Inc. ("Jefferies")as Selling Securityholder is hereby offering for resale $845,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Services, Inc., a Maryland Corporation (the "Company"). The Notes are being offered by, and are being sold through, Jefferies at a price of $369,688; no commissions are to be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.





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            The date of this Prospectus Supplement is March 29, 1999.